UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 12b-25 NOTIFICATION
OF LATE FILING
SEC FILE NUMBER 001-11155
CUSIP NUMBER 960878106
(Check One): [x] Form 10-K [ ] Form 20-F [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR

For Period Ended: December 31, 2016
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant	Westmoreland Coal Company
Former Name if Applicable	N/A
Address of Principal Executive Office	9540 South Maroon Circle, Suite 300
City, State and Zip Code	Englewood, Colorado 80112

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Westmoreland Coal Company (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 within the prescribed time period without unreasonable effort or expense for the following reason.

As reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2016, the Board of Directors of the Company, upon the recommendation of the Company’s Audit

Committee, determined that the Company will restate its financial statements as of and for the years ended December 31, 2015, 2014, and 2013 and interim unaudited consolidated financial statements as of and for the quarters ended September 30, June 30, and March 31, 2016 and 2015. The Company concluded that it made an error in 2003 in its adoption of FASB Statement No. 143, Asset Retirement Obligations (currently Accounting Standards Codification 410-20, Asset Retirement Obligations) in relation to the accounting for contractual reimbursements the Company will receive from certain customers upon the completion of final reclamation. Management has concluded that in these circumstances the Company’s reclamation receivables should have been recorded as mineral rights and depleted on a units of production basis, cash received on performance of final reclamation should have been recorded as revenue, and cost of sales should have been recognized to reflect accretion of the asset retirement obligation liability. The impacts of these errors, many of which date to 2003, as well as other immaterial prior period errors, are being corrected as part of this restatement.

Because the Company is in the process of restating its financial statements as described above, the Company has not been able to complete the financial statements required to be included in its Annual Report on Form 10-K for the year ended December 31, 2016 and, accordingly, is unable to file the Form 10-K within the prescribed time period. The Company plans to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary A. Kohn	303	720-4467
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 contains statements that may be deemed to be forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the Company’s statements regarding the anticipated timing of filing of its Fiscal 2016 Form 10-K. These statements are not historical facts but rather are based on the Company’s current expectations, estimates and projections regarding the Company’s business, operations and other factors relating thereto. Words such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “predict,” “potential,” “continue,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. Factors that could cause actual results to differ from those reflected in forward-looking statements include, but are not limited to, uncertainties related to accounting issues generally and other risks and uncertainties described in the Company’s filings with the SEC. New risks and uncertainties emerge from time to time and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form 12b-25. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company’s expectations, objectives or plans will be achieved in the time frame anticipated or at all. Investors are cautioned not to place undue reliance on the Company’s forward-looking statements and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Westmoreland Coal Company

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2017 By /s/ Kevin A. Paprzycki
Kevin A. Paprzycki
Chief Executive Officer